S. GOLDMAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

FOR YEAR-END DECEMBER 31, 2024

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67229

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: S Goldman Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue, Floor 35A
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gerald Jaeger	212-404-5732	gerry.jaeger@goldmanadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	Illinois	60108
(Address)	(City)	(State)	(Zip Code)

10/20/09	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of S Goldman Advisors LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF New York
COUNTY OF Suffolk County
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 21st DAY OF February, 2025,
BY [signature]
Sandra I Naim

Notary Public NOTARY PUBLIC

Signature: [signature]

Title:
Senior Managing Director

SANDRA I NAIM
Notary Public - State of New York
NO. 01NA6422609
Qualified in Suffolk County
My Commission Expires Sep 27, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S. GOLDMAN ADVISORS, LLC

CONTENTS

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of S Goldman Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of S Goldman Advisors LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of S Goldman Advisors LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of S Goldman Advisors LLC's management. Our responsibility is to express an opinion on S Goldman Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to S Goldman Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as S Goldman Advisors LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2025

S. GOLDMAN ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	793,045
Receivable from Clearing Broker		33,732
Property and equipment		4,343
Prepaid expenses and other assets		18,117
Total Assets	$	849,237

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$	22,111
Income taxes payable		350,000
Total Liabilities		372,111
Member's equity		477,126
Total Liabilities and Member's Equity	$	849,237

These financial statements and schedule are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act. The accompanying notes are an integral part of these financial statements.

S. GOLDMAN ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2024

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC ("SGA"), a single member limited liability company formed under Delaware law, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). SGA is also a member of the Financial Industry Regulatory Authority ("FINRA"). SGA provides investment banking and financial advisory services principally related to mergers and acquisitions, restructurings and public offerings and private placements of debt and equity. In addition, SGA operates as an introducing broker for which it earns commissions, and SGA is also licensed to trade for its own account.

The Goldman Group LLC ("Goldman Group"), a single member limited liability company formed under Delaware law, is the sole owner of SGA. SGA is the sole owner of S Goldman Capital LLC ("SGC").

SGA is taxed as C Corporation for Federal and State purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Revenue comes from fees earned from financial advisory services, including mergers and acquisitions, private and public debt and equity offerings and restructurings. Revenue also comes from firm commitment underwritings of public equity and debt offerings. Revenue is recorded when the underlying transaction is completed and the income is reasonably determinable. During 2024, 100% of revenues received were from two clients.

Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services upon satisfaction of the performance obligation.

b) Income Taxes

SGA is taxed as a C Corporation for Federal and State income tax purposes. The financial statements include a provision for income taxes of $350,000 for the year ended December 31, 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

SGA recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. SGA prepares its tax returns on a cash basis. Accordingly, SGA records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to prepaid expenses and accrued expenses for financial statement purposes. In accordance with ASC 740, Income Taxes, SGA is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company operates in the United States of America and in state and local jurisdictions. At December 31, 2024, SGA did not have any unrecognized tax benefits or liabilities. There are presently no ongoing income tax examinations.

c) Cash Equivalents

Cash equivalents are money market funds and other highly liquid financial instruments with an original maturity of less than three months.

d) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.
Leasehold improvements are amortized over the estimated useful lives of the assets.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Concentration of Credit Risk

SGA maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGA has not experienced any losses in such accounts and does not believe it is exposed to any unusual credit risk on these funds.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2024:

Furniture and fixtures	$ 247,272
Equipment	89,909
Leasehold improvements	261,469
	598,650
Less: accumulated depreciation	594,307
	$ 4,343

Depreciation amounted to $2,688 in 2024.

4. RELATED PARTY TRANSACTIONS

During 2024, SGA paid $650,000 to Goldman Group for administrative services. In addition in 2024, SGA paid $16,737 to Aurora Capital Management LLC ("ACM") for asset management services, and $275,000 for payroll expense. During 2024, SGA made a $1,100,000 capital contribution to SGC, a wholly owned subsidiary, which contribution was characterized as a distribution for FINRA purposes. As noted in footnote 1, SGA is the sole owner of SGC.

5. NET CAPITAL REQUIREMENT

SGA is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2024, SGA's net capital was $454,666 which was $354,666 in excess of its required net capital of $100,000. SGA's ratio of aggregate indebtedness to net capital was 0.8 to 1.

S. GOLDMAN ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2024

6. COMMITMENTS AND CONTINGENCIES

SGA has a sublease agreement with Goldman Group on a month to month basis. The current monthly payment is $23,977. Rent expense totaling $253,070 is charged to the financial statements for the year ended December 31, 2024.

7. SEGMENT REPORTING

The Company is a broker dealer, registered with the SEC. The Company provides several classes of financial advisory services, as defined in Revenue Recognition. Sheldon Goldman, the Company's Senior Managing Director, is the chief operating decision maker ("CODM"). The Company's operations constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the business activities using information of the Company as a whole. The CODM manages the business through evaluation of cash flow in correlation with revenue and expense estimates, in addition to net capital requirements. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. As mentioned, the Company derived 100% of its revenues from two external customers.

8. PENSION PLANS- 401(K) PLAN

SGA provides a qualified 401(k) defined contribution plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGA's voluntary contribution will vary depending on the profitability of SGA. SGA's voluntary contributions are included in compensation and benefits expense. Total voluntary contributions amounted to $142,600 in 2024.

9. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Subsequent events have been evaluated through this date. There were no material subsequent events requiring disclosures or adjustments.